As filed with the Securities and Exchange Commission on December 18, 2002

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MAGIC LANTERN GROUP, INC.
(Exact name of Registrant as specified in its charter)

7822	New York	13-3016967
(Primary standard industrial	(State or other jurisdiction of	(I.R.S. employer
classification code number)	incorporation or organization)	identification no.)

Richard Siskind
1385 Broadway – 24th Floor	Magic Lantern Group, Inc.
New York, NY 10018	1385 Broadway – 24th Floor
(212) 840-0880	New York, NY 10018
(212) 840-0880
(Address, including zip code, and telephone number, number, of Registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, of agent for service)

Approximate Date of Commencement of Proposed Sale to the Public:
From time to time following the effective date of this Registration Statement

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 426(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, $.01 par value	64,300,000	$1.00	$64,300,000	$5,915.60

(1)	Estimated solely for the purpose of calculating the amount of the registration fee and, pursuant to Rule 457(f), based on the average of the high and low sale prices of the Common Stock, as reported on the American Stock Exchange on December 16, 2002.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its Effective Date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED DECEMBER 18, 2002

64,300,000 Shares

MAGIC LANTERN GROUP, INC.

Common Stock

     This Prospectus covers 64,300,000 shares (the “Shares”) of common stock, $.01 par value per share (“Common Stock”), of Magic Lantern Group, Inc. (the “Company”) that may be offered from time to time by certain stockholders of the Company (the “Selling Stockholders”). The Shares may be offered in open market transactions, negotiated transactions, principal transactions or by a combination of these methods of sale. See “Plan of Distribution.”

     Of the Shares covered by this Prospectus, 31,550,000 were issued by the Company in a private placement, 29,750,000 were issued by the Company as part of the consideration in a business acquisition and up to 3,000,000 may be issued under an earnout arrangement for that acquisition. The agreements for the private placement and the acquisition (the “Transaction Agreements”) granted certain registration rights to the Selling Stockholders. See “Selling Stockholders.”

     None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Transaction Agreements provide for the Company to bear all expenses in connection with the registration and sale of the Shares, other than underwriting discounts and selling commissions. The Company has also agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     We do not know when, how or if the Selling Stockholders intend to sell their shares of our common stock covered by this prospectus or what the price, terms or conditions of any sales will be. The Selling Stockholders may sell the shares at various times and in various types of transactions. See “Plan of Distribution” below. The prices at which the shares may be sold, and any commissions paid in connection with any sale, may vary from transaction to transaction. We understand that the Securities and Exchange Commission may, under certain circumstances, consider persons reselling any shares of our common stock and dealers or brokers handling a resale of shares of our common stock to be “underwriters” within the meaning of the Securities Act of 1933.

     On December 16, 2002, the last reported sale price of the Common Stock on the American Stock Exchange (the “AMEX”) was $1.00. The Common Stock is traded under the AMEX symbol “GML.”

     Certain factors that should be considered before buying shares of Common Stock are discussed in this Prospectus under the caption “Risk Factors” beginning on page 3. See “Risk Factors.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NEITHER AN OFFER TO SELL THE SHARES NOR A SOLICITATION TO BUY THE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

December       , 2002

TABLE OF CONTENTS

Item	Page	Item	Page
Where You Can Find Information	2	Plan of Distribution	8
Summary Information	2	Description of Capital Stock	9
Risk Factors	4	Incorporation of Documents by Reference	10
Selling Stockholders	7	Legal Matters	11
Use of Proceeds	8	Experts	11

WHERE YOU CAN FIND INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with those requirements, we file periodic reports and other information with the Securities and Exchange Commission (the “SEC”). Those reports and other information may be inspected at the SEC’s public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also obtain copies of any materials we have filed with the SEC from its SEC’s public reference facility at prescribed rates or by accessing those materials electronically from its home page on the Internet at http://www.sec.gov. Those materials are also available for inspection or copying at a facility maintained for that purpose by the AMEX at 86 Trinity Place, New York, NY 10006.

     We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This Prospectus does not contain all of the information contained or incorporated by reference in the Registration Statement. See “Incorporation of Documents by Reference.” Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the SEC’s public reference facility in Washington, D.C. or copied without charge from its website.

     Upon request, we will provide without charge a copy of the documents incorporated by reference in this Prospectus to each person to whom it is delivered. See “Incorporation of Documents by Reference.” Requests should be directed to Investor Relations, Magic Lantern Group, Inc., 1385 Broadway, 24th Floor, New York, New York 10018 or by telephone to (212) 840-0880.

     Unless otherwise indicated, the information in this Prospectus is as of             , 2002. We anticipate that changes will occur in our affairs after that date. We have not authorized anyone to give any information or to make any representations in connection with the sale of Shares by the Selling Stockholders, other than those contained in this Prospectus. If anyone gives you information or makes any representation not contained in this Prospectus, you should not rely on it as information we authorized.

SUMMARY INFORMATION

     The following material is qualified in its entirety by the more detailed information and financial statements appearing in the Company’s registration statement and periodic reports incorporated herein by reference.

General

     Magic Lantern Group, Inc., formerly named JKC Group, Inc. and before that, Stage II Apparel Corp. (the “Company”), was engaged for over 20 years primarily as a distributor of proprietary and licensed brandname casual apparel, activewear and collection sportswear for men and boys. In response to a decline in our apparel distribution business, we elected to contract those operations, starting in 2000, as part of a strategy of reducing the associated costs and inventory risks and repositioning the Company through one or more acquisitions, with a view toward expanding our trademark licensing operations and adding compatible business lines (the “Business Redirection”). We implemented the Business Redirection through an international licensing arrangement for apparel sales under our Cross Colours brand in January 2001, an equity infusion of $1.5 million from Alpha Omega Group, a private investment group (“AOG”), in April 2002 (the “AOG Transaction”) and

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our acquisition of Magic Lantern Communications Ltd. (“MLC”) and its subsidiaries (collectively, the “Lantern Group”) from Zi Corporation, a Canadian provider of intelligent interface solutions (“Zi”), in November 2002 (the “Magic Lantern Transaction”). This Prospectus covers Shares issued in the AOG Transaction and the Magic Lantern Transaction. See “Selling Stockholders.”

The AOG Transaction

     As part of our planned Business Redirection, our management entered into various discussions in 2001 for a potential strategic alliance or equity infusion. Those discussions culminated in August 2001 with the execution of a stock purchase agreement with AOG (the “AOG Agreement”) for the AOG Transaction. The AOG Agreement provided for our issuance of 30 million Shares to AOG at $.05 per share or a total of $1.5 million. The AOG Agreement also provided for related closing transactions, including the issuance of an additional 2.1 million shares of our Common Stock as a fee to AOG’s financial advisor (of which 1,550,000 Shares were subsequently assigned to AOG), the addition of three designees of AOG to our board of directors, an increase in our authorized Common Stock to 100 million shares, a change in our name from Stage II Apparel Corp. to “JKC Group, Inc.” and a related change in our AMEX trading symbol, transitional services from incumbent members of management and repricing of outstanding stock options. The AOG Transaction was approved by our stockholders at a special meeting on December 27, 2001 and was completed on April 16, 2002 following AMEX approval of our additional listing application for the new Shares.

The Magic Lantern Transaction

     Following the closing of the AOG Transaction, we continued to pursue our Business Redirection by exploring acquisition opportunities. On August 2, 2002, we entered into a stock purchase agreement with Zi (the “Zi Agreement”) for the Magic Lantern Transaction. The Zi Agreement provided for our acquisition of the Lantern Group through our purchase from Zi of all the outstanding capital stock of MagicVision Media Inc., MLC’s parent holding company, in consideration for a three-year promissory note of the Company in the principal amount of $3,000,000 and 29,750,000 Shares. The Zi Agreement includes earnout and claw-back provisions for additional stock and cash consideration up to $2,930,000 or offsets against the Company’s promissory note up to $1 million based on the Lantern Group’s operating results for the first twelve months after the closing. See “Selling Stockholders.” On November 7, 2002, we consummated the Magic Lantern Transaction following its approval by our stockholders. As part of the Lantern Group Transaction, we added three designees of Zi to our board of directors, implemented a new stock option plan primarily for management and employees of the Lantern Group, changed our corporate name to Magic Lantern Group, Inc. and, effective November 8, 2002, changed our AMEX trading symbol to “GML.”

Business of the Lantern Group

     Founded in 1975, the Lantern Group is a Canadian distributor of educational and learning content in video and other electronic formats. MLC has exclusive distribution rights to over 300 film producers representing over 14,000 titles, and its customers include 9,000 out of 12,000 English speaking schools in Canada. Its library includes content from numerous producers, including Disney Educational, Annenberg / CPB and CTV Television. Tutorbuddy Inc., a 100% owned subsidiary of MLC (“Tutorbuddy”), is an Internet-enabled provider of content and related educational services on demand to students, teachers and parents. Sonoptic Technologies Inc., a 75% owned subsidiary of MLC (“Sonoptic”), provides digital video encoding services and has developed a proprietary videobase indexing software that allows users to aggregate, bookmark, re-sort and add their own comment boxes to existing content. The Lantern Group is headquartered near Toronto, Canada with offices in Saint John, New Brunswick and Vancouver, British Columbia.

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RISK FACTORS

     An investment in our Common Stock is subject to various risk factors and related considerations summarized below.

Recurring Losses

     We have a history of losses and may continue to incur losses from operations. On a pro forma basis reflecting the Lantern Group Acquisition as if it occurred at the beginning of 2001, our net losses were $4.7 million for the year ended December 31, 2001 and $1.9 million for the nine months ended September 30, 2002. These losses primarily reflect selling, general and administrative (“SG&A”) expenses generally in excess of gross profit levels. Those expenses were mainly from our Business Redirection and the Lantern Group’s efforts to expand the market for MLC’s video library and to develop and market the products and services of its subsidiaries. Our business plan for the Lantern Group contemplates continued expansion efforts that will entail substantial SG&A and related expenditures without any assurance of deriving profits from operations. Our ability to achieve profitable operations through operations of the Lantern Group could be adversely affected by delays or inefficiencies in the development cycle for new products and services, inability to penetrate new geographic markets, lack of sponsor or consumer acceptance of those products and services, competition and changing technology.

Risks of Financial Leverage

     Because the Lantern Group is significantly leveraged and the note we issued to Zi as part of our purchase price for the Lantern Group increased our consolidated debt by $3 million, our ability to achieve profitability could be impaired by our debt service obligations. Our ability to repay obligations assumed and incurred in the Lantern Transaction will be primarily dependent on future performance of our Lantern Group subsidiaries or our ability to raise equity capital on acceptable terms. Certain of the Lantern Group’s outstanding obligations are secured by various assets. Upon any repayment default on those obligations, the creditors would be entitled to seek foreclosure sales of the collateral, potentially requiring the obligor to liquidate or seek protection under the bankruptcy laws. In that event, our stockholders could expect to lose a proportionate part of their investment in our Common Stock.

Risk of Inadequate Financial Resources

     The execution of our business plan for expanding our trademark licensing and e-education businesses could be impaired by inadequate financial resources. Sonoptic’s business in particular requires ongoing upgrades to components and facilities as new technologies emerge. To maintain leading-edge technical solutions for new media and remain competitive, Sonoptic requires significant capital expenditure on an ongoing basis. In the absence of substantial increases in our revenues, our cash and cash equivalents at the time of the Lantern Group Transaction are being allocated in part to retire outstanding payables assumed in the acquisition and the balance to fund ongoing efforts to expand the Lantern Group’s products and services to new markets. If those efforts fail to achieve revenue growth targets, our working capital will likely be expended before the end of 2003. In that event, we will be required to either limit future development and marketing activities or raise additional equity capital or incur more debt to continue financing those activities. The issuance of additional equity could be dilutive to existing stockholders, and the alternative of financing development through borrowings could reduce our operating flexibility and weaken our consolidated financial condition.

Risk of Customer Budget Reductions

     Our goal of maintaining our existing customer base and extending our e-education products and services to new markets could be hampered by cash constraints affecting both current and prospective customers. Educational video products are acquired mainly by libraries and schools in MLC’s existing Canadian markets. These institutions represent 80% of MLC’s current customer base. They are funded by government and are therefore subject to reductions or re-allocation of funding, either of which could adversely affect our prospects for achieving profitability through operations of the Lantern Group. Similar constraints could impair our efforts to expand the Lantern Group’s customer base to new markets.

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Uncertainties in Product and Market Expansion Plans

     Our planned expansion of Lantern Group operations could be adversely affected by many of the technological, business and financial risks inherent in the commercialization of new products for markets in which we are not an established participant. The success of the Lantern Group’s e-education offerings in these markets will depend not only on securing sponsorship or licensing arrangements with educational organizations outside of Canada, but also on the willingness of teachers, students and their parents in existing and new geographic markets to utilize these resources. We could encounter resistance to implementation of our e-education offerings and technology for any number of fiscal, cultural or political reasons beyond our control. These factors make the ultimate success of our plans for expanding the Lantern Group’s offerings and markets highly uncertain.

Risk of Inadequate Marketing Resources

     The limited exposure of the Lantern Group to e-education markets outside Canada could impair our ability to penetrate those markets. In the absence of substantial market penetration, our operations may fail to generate sufficient sponsorship, licensing or subscription fees to attain profitability. While we will seek to develop relationships with distributors and other intermediaries to facilitate marketing arrangements for the Lantern Group’s products and services in those markets, we expect to remain primarily dependent on our own limited marketing resources for executing our expansion plans. Although Zi has offices in Beijing and Hong Kong supporting relationship’s that could facilitate these efforts in China, we have no commitment from Zi to actively assist the Lantern Group penetrate those markets. See “Summary Information – General.”

Risk of Technological Obsolescence

     The e-education marketplace is characterized by rapid technological changes that could put us at a competitive disadvantage and hamper our expansion plans for the Lantern Group. MLC currently relies primarily on its video cassette library of licensed educational content, with secondary emphasis on Internet-based delivery services being developed and marketed by Tutorbuddy. See “Summary Information – Business of the Lantern Group.” E-education products and services using different or better integrated platforms could be introduced and established in markets outside Canada before our market expansion plans for MLC’s products are implemented and before market acceptance is achieved for Tutorbuddy’s services. Developers of similar products and services have experienced time lags of one year or more between commencement of marketing activities through the completion of field trials and ultimate sales or subscriptions. If similar or longer delays are encountered in our efforts to implement our business plan for the Lantern Group, we could face the risk of technological obsolescence, adversely affecting our prospects for market penetration and profitability.

Dependence on Licensed Content

     Because our Lantern Group business is dependent on licensed content for our e-education offerings, our business is subject to the risk of license terminations or adverse changes in license renewal terms as well as the risk of intense competition in markets where our rights to licensed content are non-exclusive. We believe our e-education offerings are distinguished in large part by the popularity of our video library. This content is distributed by MLC under licenses from numerous producers, including Disney Educational, Annenberg / CPB and CTV. Most of the distribution agreements are renewable, and some condition renewal on minimum annual royalty payments from MLC ranging from approximately $3,000 to $15,000. These thresholds generally increase for each successive contract year. The distribution agreements also provide the producers with termination rights if MLC defaults on these obligations or fails to comply with other provisions of the agreements. If MLC is unable to obtain renewals or replacements on comparable terms, acceptance of our e-education offerings could be severely impaired. In addition, although these distribution agreements generally provide MLC with excusive rights to licensed content for dissemination to e-education markets in Canada, we generally have no exclusivity for other geographic territories. This could enable competitors to penetrate markets otherwise accessible to the Lantern Group.

Lack of Control Over Licensed Content

     Because MLC distributes educational videos created by unaffiliated producers, we do not control the quantity or quality of the productions, any reduction in which could cause customer dissatisfaction and result in the loss of market share.

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Competition

     The intensely competitive and fragmented nature of the e-education industry creates various market risks that could impair our ability to retain and expand the Lantern Group’s current markets and market share. Principal competitors currently include multi-national and regional firms offering services, systems and platforms through established Internet sites or proprietary networks. In addition, many educational organizations provide a broad range of educational data base resources without charge. Most of these competitors have substantially greater financial, technical, marketing and deployment resources than us. Many of these competitors particularly in markets outside Canada have the added advantage of offering a greater diversity of products and services with a substantial installed customer base. These competitors could control these markets before we obtain any meaningful market share, adversely affecting our prospects for market penetration and profitability.

Dependence on the Internet and Computer Systems

Our ability to expand the Lantern Group’s delivery platforms and penetrate new markets could be frustrated without continued growth in the use and efficient operation of the Internet. Web-based markets for information, products and services are new and rapidly evolving. If Internet usage does not continue to grow or increases more slowly than anticipated, we could be unable to secure new sponsorship and subscription arrangements for the Lantern Group’s offerings. To the extent our business relies on web-based delivery platforms, our Lantern Group operations will also be dependent on adequate network infrastructure, consistent quality of service and availability to customers of cost-effective, high-speed Internet access. If our systems cannot meet customer demand for access and reliability, these requirements will not be satisfied, and customer satisfaction could degrade substantially, adversely affecting our prospects for market penetration and profitability. In addition, Tutorbuddy’s planned launch of its Internet-based content delivery service for students, teachers and parents is subject to the risk of failing to complete all aspects of the service on schedule. Moreover, the novelty of the service makes it difficult to predict product acceptance. Pricing models for both schools and homes have been based on current delivery (or bandwidth) costs and external market research. Tutorbuddy cannot control delivery costs, and we have no assurance that our pricing model for the Tutorbuddy service will be broadly accepted.

Regulatory Risks

     Our dependence on the Internet for growth in the Lantern Group’s markets and market share makes our operations susceptible to Internet-related regulatory risks and uncertainties. The laws governing the Internet remain largely unsettled, even in areas where there have been legislative initiatives. It may take years to determine whether and how Internet services are affected by existing laws, including those governing intellectual property, privacy, libel, product liability and taxation. Future legislation or judicial precedents could reduce Internet use generally and decrease its acceptance as a communications and commercial medium, adversely affecting our prospects for achieving profitability.

Risks Associated with Dependence on Key Personnel

     The execution of our business plan for expanding our trademark licensing and Lantern Group operations will be severely hampered unless we are able to attract and retain highly skilled technical, managerial and marketing personnel for that purpose. Current compensation and benefit levels could contribute to the loss or reduced productivity of personnel and impair our ability to attract new personnel, either of which could have a material adverse affect on our operations and financial prospects. In addition, Sonoptic’s operations require specific skills for digital encoding of analog video and indexing and managing digital video content. Specialized training must take place in the workplace, requiring an ongoing investment to effectively integrate new employees and assist existing staff attain the most up-to-date skills. Because demand for these skills is high in this competitive environment, Sonoptic in particular risks losing staff and its investment in developing their skills to larger firms with greater resources.

Control by Selling Stockholders

     Because AOG and Zi collectively own 92.7% of our Common Stock outstanding as of the date of this Prospectus, our other stockholders have no control over matters submitted for stockholder approval. Most matters submitted to a vote of our stockholders will require affirmative vote by holders of a majority of the votes cast, or a majority of the outstanding common stock in the case of a business combination or charter amendment and a plurality of the votes cast for each nominee for membership on our board of directors. Accordingly, our current stockholders other than AOG and Zi will be unable to control the outcome of any proposed merger or other extraordinary transaction, the election of any board members or any other aspects of corporate governance, and the voting power to determine these matters will be shared by Zi and AOG so long as they continue to hold a substantial portion of their Shares. See “Selling Stockholders” and “Plan of Distribution.”

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SELLING STOCKHOLDERS

     The following table sets forth (i) the name of each Selling Stockholder, (ii) to the best of the Company’s knowledge, the total number of Shares owned by each Selling Stockholder as of the date of this Prospectus, (iii) the number of Shares to be offered for the account of each Selling Stockholder in this offering and (iv) to the best of the Company’s knowledge, the number of shares of Common Stock to be owned by each Selling Stockholder after giving effect to this offering.

Name	Number of Shares of Stock Owned	Number of Share to be Offered	Number of Shares of Stock to be Owned after the Offering

Alpha Omega Group, Inc.	31,550,000	31,550,000	—
Zi Corporation(1)	32,750,000	32,750,000	—

TOTAL	64,300,000	64,300,000	—

(1)	Includes 3,000,000 Shares that may be issued under earnout arrangements. See “Summary Information – The Lantern Group Transaction.”

     The information set forth in the foregoing table was provided to the Company by the Selling Stockholders. Neither of the Selling Stockholders has held any position or had any other material relationship with the Company or its affiliates during the past three years, although three designees of both AOG and Zi were added to the Company’s board of directors in 2002 in accordance with the Transaction Agreements.

     All of the Shares being offered hereunder by AOG were issued on April 16, 2002 as part of the AOG Transaction. See “Summary Information – The AOG Transaction. At the time of the AOG Transaction, these Shares represented 86.7% of our Common Stock then outstanding. As a result of the Zi Transaction, these Shares represent 47.7% of our Common Stock outstanding as of the date of this Prospectus.

     Zi acquired 29,750,000 Shares being offered hereunder upon the closing of the Zi Transaction in November 2002 as part of the consideration for its sale of the Lantern Group to the Company. See “Summary Information – The Lantern Group Transaction.” These Shares represent 45.0% of our Common Stock outstanding as of the date of this Prospectus.

     The Zi Agreement provides for additional stock and cash consideration to be paid by the Company to Zi if operating results of the Lantern Group meet revenue and cash flow targets for the twelve-month period ending November 30, 2003 (the “Performance Period”) If operations of the Lantern Group during the Performance Period generate total revenues (“Lantern Revenues”) exceeding $12,222,500 and earnings before interest, taxes, depreciation and amortization exceeding $3,000,000, Zi will be entitled to additional consideration equal to 50% of all Lantern Revenues for the Performance Period in excess of $12,222,500 (the “Earnout”), up to a maximum Earnout of $2,930,000. Any Earnout entitlement will be payable partly in cash and partly in shares of our Common Stock (“Additional Shares”) valued for this purpose at $.31 per share, as follows:

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Amount of Earnout	Portion Payable in Cash	Portion Payable in Additional Shares
Up to $1,860,000	50%	50%
Between $1,860,000 and $2,930,000	100%	0%

     Based on this allocation, Zi will be entitled to a maximum of 3 million Additional Shares, which would increase its interest in the Company to 47.4% based on total shares outstanding as of the date of this Prospectus. Any Additional Shares due under the Earnout provisions of the Zi Agreement will be issuable to Zi within 90 days after the end of the Performance Period.

     The Transaction Agreements require the Company to register the Shares for the accounts of the Selling Stockholders. This Prospectus is a part of a registration statement on Form S-3 filed by the Company with the SEC under the Securities Act covering the resale of the Shares from time to time by the Selling Stockholders (the “Registration Statement”) in accordance with the Company’s undertakings in the Transaction Agreements.

USE OF PROCEEDS

     All of the Shares are being registered for the accounts of the Selling Stockholders. All net proceeds from the sale of Shares will go to the Selling Stockholder who offers and sells those Shares. The principal purpose of this Prospectus is to enable the Selling Stockholders to hold their Shares without the disadvantages associated with ownership of restricted securities under the Securities Act and, at the election of a Selling Stockholder, to effect an orderly disposition of its Shares from time to time. The Company will not receive any part of the proceeds from the sale of the Shares.

PLAN OF DISTRIBUTION

     Each Selling Stockholder may sell from time to time the Shares listed opposite its name under “Number of Shares to be Offered” in the “Selling Stockholders” table above. Each Selling Stockholder may, in addition to the open market transactions described below, transfer these Shares to other persons in private sales or by gift, pledge or partnership distribution or other non-sale transactions. The term “Selling Stockholders” in this prospectus includes the persons who receive Shares from other Selling Stockholders in this way and who may wish to sell such Shares. Sales by Selling Stockholders may be made on the AMEX or other securities exchanges on which our Shares are traded, in the over-the-counter market or otherwise. The timing and amount of sales will likely depend on market conditions and other factors. The sale prices may be market prices prevailing at the time of sale, negotiated prices or fixed prices. Sales may involve:

•	sales to underwriters who will acquire Shares for their own account and resell them,

•	block transactions in which a broker or dealer will attempt to sell the Shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction,

•	purchases and resales by a broker or dealer as principal for its own account,

•	an exchange distribution in accordance with the rules of any stock exchange, and

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     Brokers and dealers may receive compensation from the Selling Stockholders or purchasers of Shares, or both, in connection with these transactions and this compensation may be in excess of customary commissions. The Selling Stockholders and any other person that participates in the distribution of these Shares may be deemed to be underwriters under the Securities Act.

     If a Selling Stockholder engages an underwriter in connection with the sale of the Shares, to the extent required, this prospectus will be supplemented to describe the number of shares being offered and the terms of the offering, including the names of the underwriters, the public offering price and any compensation to underwriters, dealers or agents.

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     The Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of our common stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders also may sell short and redeliver Shares to close out short positions. They also may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such persons of shares of our common stock, and the broker-dealer or other financial institution may resell the shares. If necessary, this prospectus will be supplemented or amended to reflect such transactions. The Selling Stockholders also may pledge Shares to a broker-dealer, other financial institution or other person, and upon a default, such broker-dealer or other financial institution may sell the pledged Shares. In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     If the parties agree, the Selling Stockholders may from time to time sell their Shares to us.

     We know of no existing arrangements by any Selling Stockholder relating to distribution of the shares of our common stock covered by this Prospectus.

DESCRIPTION OF CAPITAL STOCK

General

     The Company’s authorized capital stock consists of 100,000,000 shares of Common Stock, $.01 par value per share, of which 66,147,267 shares are issued and outstanding as of the date of this Prospectus, and 1,000,000 shares of Preferred Stock, $.01 par value per share, none of which are issued and outstanding as of the date of this Prospectus.

Common Stock

     Subject to the rights of holders of the Preferred Stock then outstanding, holders of the Common Stock are entitled to receive any dividends that may from time to time be declared by the Company’s board of directors. Holders of the Common Stock are entitled to one vote per share on all matters on which the holders of the Common Stock are entitled to vote. Because holders of the Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can select all of the directors.

     Holders of the Common Stock have no preemptive rights to subscribe for any additional securities that the Company may issue, and there are no redemption provisions or sinking fund provisions applicable to the Common Stock, nor is the Common Stock subject to calls or assessments by the Company. All shares of the Common Stock issued and outstanding as of the date of this Prospectus have been validly issued and are fully paid and nonassessable. Upon any liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share equally, share-for-share, in the assets available for distribution after payment to all creditors of the Company, subject to the rights of holders of any outstanding shares of Preferred Stock.

Preferred Stock

     Under the Company’s Certificate of Incorporation, its board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each series and to fix the designation, powers, preferences and relative, participating, optional and other special rights of the shares of each series and any qualifications, limitations or restrictions thereof. Because of this power, the board of directors may afford the holders of Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. The issuance of rights to purchase shares of Preferred Stock could be used to discourage an unsolicited acquisition proposal. See “Anti- Takeover Provisions” below.

Dividend Policy

     The Company has not paid cash dividends on the Common Stock since 1996. Its current policy is to retain earnings, if any, to finance the anticipated growth of its business. Any future determination to pay dividends on the Common Stock will be at the discretion of the board of directors and will depend upon the Company’s operating results, financial condition, capital requirements, general business conditions and any other factors that the board deems relevant, subject to restrictions that may be included in agreements governing any credit facilities or debt instruments that the Company may maintain or issue from time to time.

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Transfer Agent

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10004.

Anti-Takeover Provisions

     The Company’s Certificate of Incorporation provides that the board of directors, in its discretion, may establish one or more series of Preferred Stock having designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that may be fixed by the board without stockholder approval. Those rights, preferences, privileges and limitations could have the effect of impeding or discouraging the acquisition of control of the Company.

     The Company is incorporated in New York and is subject to provisions of the New York Business Corporation Law (the “BCL”) and its Certificate of Incorporation that may help to prevent or delay changes of corporate control by restricting or prohibiting an interested shareholder from entering into certain types of business combinations unless the board of directors approves the transaction in advance. An “interested shareholder” is defined generally as a person owning 20% or more of a corporation’s outstanding voting stock and is restricted by these provisions from engaging in a “business combination” with the Company for five years following the date it became an interested shareholder unless (1) before it became an interested shareholder, the board of directors of the corporation approved the transaction in which it became an interested shareholder or approved the business combination; (2) upon consummation of the transaction that resulted in it becoming an interested shareholder, it owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (3) following the transaction in which it became an interested shareholder, the business combination is approved by the board of directors of the corporation and is authorized at a meeting of shareholders by the affirmative vote of the holders of a majority of the outstanding voting stock not owned by the interested shareholder. These restrictions do not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of the corporation’s directors, if the extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested shareholder during the previous three years or who were recommended for election or elected to succeed the directors by a majority of those directors. Business combinations are also permitted when certain statutory “fair price” requirements are met.

Director’s Liability

     The Company’s Certificate of Incorporation provides for the elimination of directors’ liability for monetary damages from a breach of certain fiduciary duties and for the indemnification of directors, officers, employees or agents to the full extent permitted by the BCL. These provisions cannot be amended without the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents that we previously filed with the SEC under the Exchange Act are incorporated into this Prospectus by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2001;

•	Proxy Statement dated October 15, 2002;

•	Quarterly Report on Form 10-Q for the nine months ended September 30, 2002; and

•	Current Report on Form 8-K dated November 12, 2002, and Amendment No. 1 thereto dated December 18, 2002.

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     This Prospectus also incorporates by reference all documents we file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act during the period between the date of this Prospectus and the date we file a post-effective amendment to indicate all Shares offered hereby have been sold or to deregister any Shares then remaining unsold. All of these documents will be deemed to be incorporated herein by reference and to be a part of this Prospectus from their respective filing dates. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be considered to be modified or superseded for purposes of this Prospectus to the extent that it is modified or superseded in any subsequently filed document also that is also incorporated by reference.

Upon request, we will provide anyone receiving a copy of this Prospectus with a copy of the relevant documents that are incorporated by reference at the time of the request. See “Where You Can Find Information.”

LEGAL MATTERS

     The validity of the issuance of the Shares offered hereby has been passed upon for us by Hodgson Russ LLP, Buffalo, New York and Toronto, Ontario.

EXPERTS

     The audited financial statements of the Company incorporated by reference in the prospectus and registration statement from the Annual Report on Form 10-K for the year ended December 31, 2001 and the audited consolidated financial statements of Magic Lantern Communications Ltd. incorporated by reference in the prospectus and registration statement from the Current Report on Form 8-K, Amendment No. 1 dated December 18, 2002, have been audited by Mahoney Cohen & Company, CPA, P.C., independent auditors as set forth in their reports incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The Consolidated Financial Statements of Magic Lantern Communications Ltd. incorporated by reference in the prospectus and registration statement from the Company’s Proxy Statement dated October 15, 2002 have been audited by Lazar Levine & Felix LLP, independent auditors as set forth in their reports incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

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PART II.     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

SEC registration fee	$5,915.60
Printing and engraving costs*	2,000.00
Legal fees*	10,000.00
Accounting fees*	5,000.00
Miscellaneous*	2,000.00

Total*	$24,915.60

* Estimated

Item 15.     Indemnification of Directors and Officers.

     Reference is made to the provisions of Sections 721 through 726 of the New York Business Corporation Law (the “ABCL”), which provides for indemnification of officers and directors in certain transactions. The Company’s Certificate of Incorporation provides for indemnification of directors and officers to the full extent permitted by the BCL, provided that no indemnification may be made to or on behalf of any officer or director if a judgment or other final adjudication adverse to the officer or director establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action being adjudicated, or that he personally gained a financial profit or other advantage to which he was not legally entitled.

          The BCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding (other than a proceeding by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar position with another entity, against expenses (including attorneys’ fees), judgments, fines and settlements incurred by him in connection with the proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification under the BCL is limited in a proceeding by or in the right of the corporation to expenses (including attorneys’ fees) incurred in connection with the proceeding. In either case, no indemnification may be made if the indemnified person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and to the extent the court in which the proceeding was brought determines that the person is entitled to indemnity despite the adjudication of liability.

          The BCL provides that the indemnity obligations of a corporation shall only arise if authorized by (i) a majority of a quorum of directors who are not a party to the proceeding, (ii) independent legal counsel to the corporation if a quorum of directors is not obtainable, (iii) independent legal counsel to the corporation if a quorum of directors is obtainable and the directors direct counsel to make the determination or (iv) the stockholders. The board of directors of the corporation may authorize expenses in connection with a proceeding to be paid in advance of the final disposition upon receipt of an undertaking by the person on whose behalf the expenses are to be paid to repay the expenses in the event he is not entitled to indemnity. New York corporations also are authorized under the BCL to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. The Company currently maintains directors and officers liability insurance.

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Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number:	Exhibit

2.1*	Amended and Restated Certificate of Incorporation of the Company
2.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company filed April 16, 2002 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 1-9502) filed on April , 2002)
2.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company filed November 7, 2002 (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 1-9502) filed on November 12, 2002)
3.2*	By-Laws of the Company
4.1*	Form of Stock Certificate
5.1**	Opinion of Hodgson Russ LLP (legality opinion)
10.1*	1987 Incentive Stock Option Plan
10.2	1998 Incentive Stock Option Plan
10.3	1998 Nonqualified Stock Option Plan–A (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q (File No. 1-9502) for the quarter ended March 31, 1998)
10.4	1998 Nonqualified Stock Option Plan–B (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q (File No. 1-9502) for the quarter ended March 31, 1998)
10.5	Stock Purchase Agreement dated as of February 26, 1998 among the Company, Jack Clark, Robert Plotkin, Steven R. Clark and Richard Siskind (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 1-9502) filed on March 2, 1998)
10.6	Management Agreement dated as of February 26, 1998 between the Company and Richard Siskind (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 1-9502) filed on March 2, 1998)
10.7	Stock Purchase Agreement dated as of August 23, 2001 between the Company and Alpha Omega Group, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 1-9502) filed on August 29, 2001)
10.8	2001 Replacement Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 1-9502) for the quarter ended September 30, 2001)
10.9	Stock Purchase Agreement dated as of August 2, 2002 among the Company, JKC Exchangeco Ltd. and Zi Corporation (the “Zi Agreement”) (incorporated by reference to Exhibit 10.1 to the Company’ Current Report on Form 8-K (File No. 1-9502) filed August 6, 2002)
10.10	Amendment No. 1 dated as of October 11, 2002 to the Zi Agreement (incorporated by reference to Exhibit 10.1 to the Company’ Current Report on Form 8-K (File No. 1-9502) filed October 15, 2002)
10.11	2002 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 1- 9502) for the quarter ended September 30, 2001)
10.12**	Registration Rights Agreement dated as of November 7, 2002 between the Company and Zi Corporation
23.1**	Consent of Hodgson Russ LLP (incorporated in Exhibit 5.1)
23.2	Consent of Mahoney Cohen & Company, CPA, PC
23.3	Consent of Lazar Levine & Felix LLP
24.1	Power of Attorney of Pierre Arbour, Howard Balloch, Richard Geist, Harvey Gordon, Shane Hilkowitz, Dale Kearns, Michael R. Mackenzie, Michael Lobsinger and Richard Siskind.

*	Incorporated by reference to the corresponding Exhibit filed with the Company’s Registration Statement on Form S-1, as amended (Reg. No. 33-12959).
**	To be supplied by amendment.

Item 17.     Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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The undersigned Registrant hereby undertakes:

(1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act, (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

 The undersigned Registrant hereby undertakes that:

          (1)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on December 17, 2002.

MAGIC LANTERN GROUP, INC.

By: /s/ Harvey Gordon	By: /s/ Dale Kearns	By: /s/ Shane Hilkowitz
Harvey Gordon	Dale Kearns	Shane Hilkowitz
Chief Executive Officer	Chief Financial Officer	Controller
(Chief Accounting Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacity and on the date indicated.

	Title	Date
Pierre Arbour*
Howard Balloch*	Directors
Richard Geist*
Michael R. Mackenzie*
Michael Lobsinger*
Richard Siskind*
By: /s/ Harvey Gordon	December 17, 2002
*Harvey Gordon, as attorney-in-fact